Exhibit 99.2

ITW Conference Call

Fourth Quarter

2007

ITW
Agenda

1. Introduction……………………….. John Brooklier/David Speer

2. Financial Overview…………….. Ron Kropp

3. Operating Segments…….…..…… John Brooklier

4. Forecast 2008……….…….….… Ron Kropp

5. Q & A………………......………… John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions, revenue growth, earnings growth, operating income, tax rates, use of free cash, share repurchases and potential acquisitions for the 2008 full year and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn or further downturn in the construction, general industrial, automotive or food institutional and service markets, (2) deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

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ITW
Quarterly Highlights

	2006 Q4	2007 Q4	F(U) Last Year Amount	%
Operating Revenues	3,570.4	4,244.1	673.7	18.9%
Operating Income	582.5	665.7	83.2	14.3%
% of Revenues	16.3%	15.7%	-0.6%	
Income from Continuing Operations				
Income Amount	416.8	469.9	53.1	12.7%
Income Per Share-Diluted	0.73	0.87	0.14	19.2%
Net Income				
Income Amount	439.3	470.7	31.4	7.2%
Income Per Share-Diluted	0.77	0.87	0.10	13.0%
Average Invested Capital	9,713.9	10,641.0	(927.1)	-9.5%
Return on Average Invested Capital	17.4%	18.3%	0.9%	
Free Operating Cash Flow	665.2	694.4	29.2	4.4%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	**Operating Income**	**Operating Margins**
Base Manufacturing Business			
Operating Leverage	2.5%	6.2%	0.6%
Nonvolume-related	-	-1.6%	-0.3%
Total	2.5%	4.6%	0.3%
Acquisitions	10.8%	3.5%	-1.1%
Divestitures	-0.2%	-0.1%	-
Translation	6.1%	5.8%	-
Impairment	-	1.0%	0.2%
Restructuring	-	-0.5%	-0.1%
Intercompany/Other	-0.3%	-	0.1%
Total	18.9%	14.3%	-0.6%

ITW
Full Year Highlights

	2006	2007	F(U) Last Year	
			Amount	%
Operating Revenues	13,799.0	16,170.6	2,371.6	17.2%
Operating Income	2,385.4	2,623.8	238.4	10.0%
% of Revenues	17.3%	16.2%	-1.1%	
Income from Continuing Operations				
Income Amount	1,680.6	1,826.1	145.5	8.7%
Income Per Share-Diluted	2.95	3.28	0.33	11.2%
Net Income				
Income Amount	1,717.7	1,869.9	152.2	8.9%
Income Per Share-Diluted	3.01	3.36	0.35	11.6%
Free Operating Cash Flow	1,765.0	2,130.6	365.6	20.7%

ITW
Full Year Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	1.8%	4.3%	0.4%
Nonvolume-related	-	-0.1%	-
Total	1.8%	4.2%	0.4%
Acquisitions	11.3%	2.1%	-1.5%
Divestitures	-0.1%	-	-
Translation	4.1%	3.7%	-
Impairment	-	0.7%	0.1%
Restructuring	-	-0.7%	-0.1%
Intercompany/Other	0.1%	-	-
Total	17.2%	10.0%	-1.1%

ITW
Non Operating & Taxes

	2006 Q4	2007 Q4	F(U) Last Year Amount	%
Operating Income	582.5	665.7	83.2	14.3%
Interest Expense	(26.9)	(26.3)	0.6	
Other Income	17.8	2.0	(15.8)	
Income from Continuing Operations-Pretax	573.4	641.4	68.0	11.9%
Income Taxes	156.6	171.5	(14.9)	
% to Pretax Income	27.3%	26.7%	0.6%	
Income from Continuing Operations	416.8	469.9	53.1	12.7%
Income from Discontinued Operations	22.5	0.8	(21.7)	
Net Income	439.3	470.7	31.4	7.2%

ITW
Invested Capital

	12/31/06	9/30/07	12/31/07
Trade Receivables	2,471.3	2,842.4	2,915.5
Days Sales Outstanding	62.3	62.8	61.8
Inventories	1,482.5	1,607.8	1,625.8
Months on Hand	1.9	1.8	1.8
Prepaids and Other Current Assets	465.5	431.9	607.7
Accounts Payable & Accrued Expenses	(1,895.2)	(2,027.2)	(2,196.0)
Operating Working Capital	2,524.1	2,854.9	2,953.0
% to Revenue(Prior 4 Qtrs.)	18%	18%	18%
Net Plant & Equipment	2,053.5	2,120.6	2,194.0
Investments	595.1	546.3	507.6
Goodwill and Intangibles	5,138.7	5,594.4	5,683.3
Other, net	(465.8)	(657.3)	(514.8)
Invested Capital	9,845.6	10,458.9	10,823.1

ITW
Debt & Equity

	12/31/06	9/30/07	12/31/07
Total Capital			
Short Term Debt	462.7	101.4	410.5
Long Term Debt	955.6	1,573.1	1,888.8
Total Debt	1,418.3	1,674.5	2,299.3
Stockholders' Equity	9,017.5	9,386.5	9,351.3
Total Capital	10,435.8	11,061.0	11,650.6
Less:			
Cash	(590.2)	(602.1)	(827.5)
Net Debt & Equity	9,845.6	10,458.9	10,823.1
Debt to Total Capital	14%	15%	20%

ITW
Cash Flow

	2006 Q4	2007 Q4
Net Income	439.3	470.7
Adjust for Non-Cash Items	172.2	141.8
Changes in Operating Assets & Liabilities	131.9	180.6
Net Cash From Operating Activities	743.4	793.1
Additions to Plant & Equipment	(78.2)	(98.7)
Free Operating Cash Flow	665.2	694.4
Stock Repurchase	(198.9)	(798.9)
Acquisitions	(650.4)	(193.2)
Purchase of Investments	(19.5)	(20.6)
Dividends	(119.0)	(152.3)
Debt	(89.5)	591.6
Proceeds from Investments	335.0	40.5
Other	49.4	63.9
Net Cash Increase (Decrease)	(27.7)	225.4

ITW
Return on Average Invested Capital

	2006 Q4	2007 Q4	F(U) Prior Yr.
Operating Income after Taxes	423.4	487.7	64.3
Operating Margins	11.9%	11.5%	-0.4%
Average Invested Capital	9,713.9	10,641.0	(927.1)
Capital Turnover	1.47	1.60	0.13
Return on Average Invested Capital	17.4%	18.3%	0.9%

Year to Date	2006 Q4	2007 Q4	F(U) Prior Yr.
Operating Income after Taxes	1,676.7	1,856.3	179.6
Operating Margins	12.2%	11.5%	-0.7%
Average Invested Capital	9,160.7	10,327.0	(1,166.3)
Capital Turnover	1.51	1.57	0.06
Return on Average Invested Capital	18.3%	18.0%	-0.3%

ITW
Acquisitions

	2006				2007			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Annual Revenues Acquired	353	154	388	820	399	213	218	165
Purchase Price								
Cash Paid	199	82	447	650	263	216	235	163
Stock Issued	163	-	-	-	-	-	-	-
Total	362	82	447	650	263	216	235	163
Number of Acquisitions								
North America								
Engineered Products	2	4	5	4	2	3	2	7
Specialty Systems	2	4	4	4	1	1	3	2
International								
Engineered Products	4	-	2	11	3	1	6	5
Specialty Systems	3	2	2	-	3	5	7	1
Total	11	10	13	19	9	10	18	15

SEGMENT REPORTING CHANGE

- **In 4Q07, a change was made to how the operations were internally reported to top management.**

- **The company's 825 business units have been organized into 56 operating segments.**

- **The 56 operating segments have been aggregated into eight reportable segments.**

- **Restatements of the operating results for the new segments for 2005, 2006, and 2007 will be reported in the 2007 Form 10-K.**

NEW SEGMENTS
Revenues

(in millions)

	2007	**2006**	**2005**
Industrial Packaging	2,401	2,165	2,098
Power Systems & Electronics	2,246	1,848	1,493
Transportation	2,215	1,962	1,913
Construction Products	2,064	1,898	1,727
Food Equipment	1,930	1,521	1,484
Decorative Surfaces	1,239	1,004	940
Polymers & Fluids	1,002	762	677
All Other	3,120	2,699	2,259
Less: Intersegment Revenue	(46)	(60)	(51)
	16,171	**13,799**	**12,540**

Key Economic Data

- **Fundamentals declining but still "relatively strong" in Europe**
  - **EuroZone industrial production: 2.9% in November '07 vs. 4.0% in August '07**
  - **EuroZone Purchasing Managers Index: 52.6% in December '07 vs. 53.2% in September '07**

- **Ongoing weakening of macro data for North America**

  - **US Industrial Production (ex. Tech.): 0.2% in December '07 vs. 0.7% in September '07**

  - **North American December '07 ISM Index: 47.7% vs. 52.0% in September '07; ISM finally goes "no growth" in December**

ITW
Engineered Products - North America

	2006 Q4	2007 Q4	F(U) Last Year Amount	%
Operating Revenues	927.9	952.5	24.6	2.7%
Operating Income	142.1	147.2	5.1	3.6%
Operating Margins	15.3%	15.5%	0.2%	

Engineered Products - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	-1.8%	-4.6%	-0.5%
Nonvolume-related	-	4.8%	0.8%
Total	-1.8%	0.2%	0.3%
Acquisitions	3.6%	1.5%	-0.3%
Divestitures	-	-	-
Translation	0.8%	1.0%	-
Impairment	-	-	-
Restructuring	-	0.9%	0.1%
Other	0.1%	-	0.1%
Total	2.7%	3.6%	0.2%

Engineered Products - North America
Key Points

- **Total construction base revenues: -4% for Q4 '07 vs. -5% for Q3 '07**

- **ITW construction (tools/fasteners/trusses) base revenues: -10% for Q4 '07 vs. -8% for Q3 '07**
  - **new housing: -16% in Q4 '07 vs. -19% in Q3 '07 (-24% decline in housing starts in Q4 '07)**
  - **renovation: -8% in Q4 '07 vs. -3% Q3 '07**
  - **commercial: +4% in Q4 '07 vs. +4% Q3 '07**

- **Wilsonart (high pressure laminate): base revenues +3% in Q4 '07**
  - **Better laminate sales were driven by demand for high end HD laminate**

Engineered Products - North America
Key Points

- **ITW's Automotive base revenues: 0% for Q4 '07 vs. +2% for Q3 '07**

- **Detroit 3 build rates: -3%for Q4 '07 vs. +1% for Q3 '07**
  - **GM: -7% for Q4 '07; -8% for FY '07**
  - **Ford: +3% for Q4 '07; -7% for FY '07**
  - **Chrysler: -3% for Q4 '07; 0 for FY '07**
- **New domestic build rates: +8% for Q4 '07; +6% for FY '07**
- **Detroit 3 inventories: 68 days at 12-31-07 vs. 70 days at 9-30-07**
  - **GM: 73 days**
  - **Ford: 70 days**
  - **Chrysler: 59 days**
- **New domestics' inventories: 53 days at 12-31-07 vs. 48 days at 9-30-07**
- **Industrial: base revenues 0% for Q4 '07**
  - **Key contributors: Polymers (+3%); Minigrip/ZipPak (+5%); Fluid Products (+7%); Industrial Plastics (-6%)**

ITW
Engineered Products - International

	2006 Q4	2007 Q4	F(U) Last Year Amount	%
Operating Revenues	816.4	1,108.5	292.1	35.8%
Operating Income	135.0	163.9	28.9	21.4%
Operating Margins	16.5%	14.8%	-1.7%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	6.6%	15.8%	1.4%
Nonvolume-related	-	-11.3%	-1.7%
Total	6.6%	4.5%	-0.3%
Acquisitions	16.2%	6.9%	-1.2%
Divestitures	-0.4%	-0.3%	-
Translation	13.3%	13.0%	0.2%
Impairment	-	-	-
Restructuring	-	-2.7%	-0.4%
Other	0.1%	-	-
Total	35.8%	21.4%	-1.7%

Engineered Products - International
Key Points

- **Construction base revenues: +7% in Q4 '07 vs. +8% in Q3 '07**
  - **Europe: +4% (growth in many countries: France, Germany and Nordic countries)**
  - **Asia-Pacific: +13% (commercial/retail strength in Australia)**
  - **Wilsonart Intl.: +3% (strength in Germany)**

- **Automotive base revenues: +8% in Q4 '07 vs. +8% in Q3 '07**
  - **Builds: +6% in Q4 '07**
  - **Key OEM builds: Fiat: +14%; BMW: +13.1%; GM Group: +11.2%; Daimler: +10.1%; Ford Group: +3.2%; PSA Group: +1.5%**

- **Industrial-based revenues: base revenues grew 5% in Q4 '07 vs. +3% in Q3 '07**
  - **Fluid Products: +11%; Polymers: +7%; Industrial Plastics: -3%**

ITW
Specialty Systems - North America

	2006 Q4	2007 Q4	F(U) Last Year Amount	%
Operating Revenues	1,131.6	1,224.2	92.6	8.2%
Operating Income	193.2	206.1	12.9	6.7%
Operating Margins	17.1%	16.8%	-0.3%	

Specialty Systems - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	2.9%	7.0%	0.7%
Nonvolume-related	-	-2.8%	-0.5%
Total	2.9%	4.2%	0.2%
Acquisitions	4.5%	-0.8%	-0.9%
Divestitures	-	-	-
Translation	0.8%	0.8%	-
Impairment	-	1.7%	0.3%
Restructuring	-	0.8%	0.1%
Other	-	-	-
Total	8.2%	6.7%	-0.3%

Specialty Systems - North America
Key Points

- **Segment base revenues increased nearly 3% in Q4 '07 as U.S. industrial production rate grew less than 1.0% in Q4 '07**

  - **Food Equipment base revenues: 6% growth in Q4 '07 vs. 9% growth in Q3 '07; restaurant/institutional/service segments of business prosper; YTD growth: 6%**

  - **Welding base revenues: 5% growth in Q4 '07 vs. 7% growth in Q3 '07; reflects some slowing in industrial end markets and difficult Q4 '06 comps; YTD growth: 5%**

  - **Signode Industrial Packaging: -2% base revenues in Q4 '07 vs. -6% in Q3 '07; continued weakness in construction-related packaging categories (lumber and brick/block) as well as primary metals; YTD growth: -5%**

ITW
Specialty Systems - International

	2006 Q4	2007 Q4	F(U) Last Year Amount	%
Operating Revenues	798.8	1,077.8	279.0	34.9%
Operating Income	112.2	148.5	36.3	32.3%
Operating Margins	14.0%	13.8%	-0.2%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	2.5%	6.8%	0.6%
Nonvolume-related	-	4.2%	0.6%
Total	2.5%	11.0%	1.2%
Acquisitions	21.2%	9.5%	-1.5%
Divestitures	-0.4%	-0.2%	-
Translation	11.7%	11.6%	-
Impairment	-	2.0%	0.3%
Restructuring	-	-1.7%	-0.2%
Other	-0.1%	0.1%	-
Total	34.9%	32.3%	-0.2%

Specialty Systems - International
Key Points

- **Relatively strong economic/end market fundamentals serve as backdrop for business units in segment**

  - **Food Equipment: base revenues +10% in Q4 '07 vs. +14% in Q3 '07; Q4 growth largely in Europe (Germany and France); YTD growth: +10%**

  - **Welding: base revenue +12% in Q4 '07 vs. +6% in Q3 '07; Q4 increase due to demand from energy/shipbuilding customers for consumables in Asia/China; YTD growth: +13% growth**

  - **Signode Industrial Packaging: base revenues decline 5% in Europe and decrease 4% in Asia/Pacific in Q4 '07 vs. flat performance in Q3 '07; YTD growth: +3% for both geographies**

ITW
2008 Forecast

	Low	High	Mid Point
1st Quarter			
Total Revenues	8%	11%	10%
Diluted Income per Share - Continuing	$0.72	$0.78	$0.75
%F(U) 2007	6%	14%	10%
Full Year			
Total Revenues	6%	10%	8%
Diluted Income per Share - Continuing	$3.47	$3.61	$3.54
%F(U) 2007	6%	10%	8%

ITW 2008 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $0.8 billion to $1.2 billion range.**

- **Share repurchases of $0.8 billion to $1.0 billion for the year.**

- **Impairment of goodwill/intangibles of $2 million to $6 million in 1st quarter.**

- **Net nonoperating expense, including interest expense and other nonoperating income, of $115 to $125 million, which is higher than 2007 by $70 to $80 million.**

- **Tax rate of 28.75% to 29.25% range for the year.**

ITW Conference Call

Q & A

Fourth Quarter

2007